Exhibit (d)(2)

Confidential

GILEAD SCIENCES, INC.

MUTUAL CONFIDENTIAL DISCLOSURE AGREEMENT

This Mutual Confidential Disclosure Agreement (“Agreement”) is made effective as of May 19, 2006 (“Effective Date”) by and between Myogen, a Delaware corporation with offices at 7575 West 103rd Ave, #102, Westminster, CO 80021 (“Company”), and Gilead Sciences, Inc., a Delaware corporation with offices at 333 Lakeside Drive, Foster City, California 94404, USA (together with its affiliates and subsidiaries, “Gilead”), and shall govern the disclosure by a party (“Discloser”) to the other party (“Recipient”) of certain of Discloser’s confidential and proprietary information for the evaluation, negotiation and possible entry into a potential business relationship between the parties.

1. The Confidential Information, as defined in Section 2, is being disclosed solely to enable Company and Gilead to evaluate, discuss, negotiate and possibly enter into a business transaction (the “Purpose”).

2. “Confidential Information” means confidential or proprietary information of Discloser disclosed in oral, written or other tangible form or otherwise learned by Recipient under this Agreement, that directly relates to the Purpose and should reasonably be believed to be confidential or proprietary to Discloser, including but not limited to Discloser’s: research, development, preclinical and clinical programs, data and results; pharmaceutical or biologic candidates and products; inventions, works of authorship, trade secrets, processes, conceptions, formulas, patents, patent applications, and licenses; business, product, marketing, sales, scientific and technical strategies, programs and results, including costs and prices; suppliers, manufacturers, customers, market data, personnel, and consultants; and other confidential or proprietary matters related to the Purpose.

3. Recipient:

(a) shall not use Confidential Information except for the Purpose;

(b) will hold Confidential Information in strictest confidence and shall not disclose Confidential Information to others, except for its employees or agents who require Confidential Information in order to carry out the Recipient’s obligations under this Agreement in relation to the Purpose and who are subject to binding obligations of confidentiality and restricted use at least as protective as those of this Agreement;

(c) will protect the confidentiality of Confidential Information using at least the same level of efforts and measures used to protect its own confidential information, and at least commercially reasonable efforts and measures, including without limitation limiting access to Confidential Information commensurate with the Purpose under this Agreement; and

(d) will notify Discloser as promptly as practicable of any unauthorized use or disclosure of Confidential Information by Recipient, its employees or agents of which Recipient becomes aware.

provided, however, that the obligations of this Section 3 shall not apply to any Confidential Information that:

(i) Recipient knew prior to learning it under this Agreement, as demonstrated by written records predating the date it was learned under this Agreement;

(ii) is now, or becomes in the future, publicly available information other than by an act or omission of Recipient;

(iii) a third party discloses to Recipient, without any confidentiality obligations and without any breach of any direct or indirect obligation of confidentiality to Discloser, as shown by Recipient’s written records contemporaneous with such third party disclosure; or

(iv) Recipient independently develops without use of or reference to Confidential Information, as demonstrated by Recipient’s independent written records contemporaneous with such development.

4. Notwithstanding other provisions of this Agreement, Recipient may disclose Confidential Information to the extent and to the persons or entities required under applicable governmental law, rule, regulation or order provided that Recipient (a) first gives prompt written notice of such disclosure requirement to Discloser so as to enable Discloser to seek any limitations on or exemptions from such disclosure requirement and (b) reasonably cooperates at Discloser’s request in any such efforts by Discloser.

Confidential

5. Upon either the completion of Recipient’s use of Confidential Information for the Purpose under this Agreement or Discloser’s request for any reason, Recipient will (a) immediately cease all use of Confidential Information and (b) promptly, return to Discloser or, if instructed by Discloser. destroy all Confidential Information, including any copies, extracts, summaries, or derivative works containing Confidential Information, and certify in writing to Discloser the completion of such return and/or destruction, provided, however, that Recipient may retain one copy in its legal archives solely for the purpose of monitoring Recipient’s surviving obligations under this Agreement.

6. Discloser retains all right, title and interest in and to Confidential Information. This Agreement does not and shall not be construed to give Recipient any right or license by implication or otherwise to any Confidential Information or under any intellectual property or other rights owned by or licensed to Discloser. Neither party has any the obligation to continue discussions or negotiations or to enter into any transaction with the other party, and either party may terminate discussions or negotiations at any time.

7. Each party’s obligations under this Agreement as a Recipient shall expire five (5) years from the Effective Date.

8. Recipient acknowledges that any actual or threatened breach of this Agreement may cause Discloser immediate and irreparable harm that cannot be adequately compensated by monetary damages and it therefore agrees that Discloser shall not be required to demonstrate irreparable harm in order to seek or obtain injunctive relief for actual or threatened breach of this Agreement. In addition to any injunctive relief, Discloser may seek any other remedies available to it at law or equity.

9. Any purported assignment or delegation by a party of this Agreement in whole or in part without the prior written consent of the other party shall be void. This Agreement shall be binding upon the parties, their successors and their permitted assigns.

10. This Agreement shall be interpreted and enforced in accordance with the laws of the State of California, regardless of any choice of law principles.

This Agreement is executed as of the Effective Date by the parties’ duly authorized representatives.

MYOGEN, INC.		GILEAD SCIENCES, INC.

By:	/s/ Andrew D. Dickinson	By:	/s/ John F. Milligan, Ph.D.
Name:	Andrew D. Dickinson	Name:	John F. Milligan, Ph.D.
Title:	Vice President, General Counsel & Corporate Secretary	Title:	EVP and CFO